Exhibit 99.1

Dear Participating Shareholder,

Thank you for your continued interest in and support of Old National Bancorp.

I am writing to make you aware of a recent update to Old National Bancorp’s Amended and Restated Stock Purchase and Dividend Reinvestment Plan, which was last revised in December 2010.

The Plan Prospectus contains a complete description, along with the terms and conditions, of the Plan and I encourage you to read it carefully. To view the updated prospectus online, go to www.oldnational.com and click on Investor Relations in the top right corner of the website. If you prefer a printed copy, please speak with Shareholder Services at 1.800.677.1749 or 812.464.1296.

Listed below is a summary of a few changes to the Plan that may be of particular interest to you. The fee schedule (Appendix A of the prospectus) has been updated with the following changes:

•	Certificate issuance - $20 per request, previously at no charge

•	The previous Plan Account Termination Fee of $15 has been replaced by the $20 Certificate issuance fee

•	Account History - $20 per request, previously at $10

If you have any questions as you review the updated prospectus, please speak with Shareholder Services at 1.800.677.1749 or 812.464.1296.

Again, thank you for your continued support of Old National Bancorp.

Sincerely,

/s/ Bob Jones
Bob Jones President and CEO